FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 14, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

  Name of company

  SIGNET GROUP plc

  2) Name of shareholder having a major interest

  HBOS plc and some of its subsidiaries

  3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

  AS IN 2 ABOVE

  4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

  PLEASE SEE LETTER BELOW

  5) Number of shares/amount of stock acquired

  Not stated

  6) Percentage of issued class

  N/A

  7) Number of shares/amount of stock disposed

  N/A

  8) Percentage of issued class

  N/A

  9) Class of security

  0.5P ORDINARY SHARES

  10) Date of transaction

  NOT STATED

  11) Date company informed

  13 January 2004

  12) Total holding following this notification

  51,852,525

  13) Total percentage holding of issued class following this notification

  3.007%

  14) Any additional information

  -

  15) Name of contact and telephone number for queries

  ANNE KEATES

  0870 909 0301

  16) Name and signature of authorised company official responsible for making this notification

  Date of notification ..14 January 2004..

LETTER FROM HBOS plc

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in Ord 5p shares comprising part of the relevant share capital of Signet Group plc ("the Company").

Pursuant to Section 198 of the Act, we hereby give the Company notice that we had an interest (for the purposes of Sections 208 and 209 of the Act) in the following shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose :-

		Number of	Percentage
Registered Holder:	Fund:	Shares Held:	Holding

HSDL Nominees Limited

Morgan Nominees Ltd

Morgan Nominees Ltd

Morgan Nominees Ltd

HSBC Global Custody Nominees (UK) Ltd a/c 823733

HSBC Global Custody Nominees (UK) Ltd a/c 823721

Morgan Nominees Ltd

Morgan Nominees Ltd

Morgan Nominees Ltd

HSBC Global Custody Nominees (UK) Ltd

HSBC Global Custody Nominees (UK) Ltd a/c 823587

Chase Nominees a/c CMIG

HSBC Global Custody Nominees (UK) Ltd a/c 823575

HSBC Global Custody Nominees (UK) Ltd a/c 823666

Chase Nominees Ltd

HSBC Global Custody Nominees (UK) Ltd a/c 823496

HSBC Global Custody Nominees (UK) Ltd a/c 823654

Chase Nominees a/c CMIG

Chase Nominees a/c CMIG

Aggregate material Holding of HBOS Group

	N/A HPFO HXPEN HPBA SJP RF92 SJP RF83 HXLFE HLBA HLFO SJP RF65 SJP RF91 1105 SJP RF82 SJP RF54 WP SJP RF79 SJP RF55 2304 2314	22 63,980 76,057 78,656 171,678 174,326 1,191,562 1,439,611 1,621,232 1,782,500 2,110,701 2,600,001 2,956,949 4,078,000 4,921,812 5,147,755 6,700,000 6,855,221 9,902,462 51,852,525	0.000% 0.004% 0.004% 0.006% 0.010% 0.010% 0.069% 0.083% 0.094% 0.102% 0.122% 0.151% 0.171% 0.236% 0.285% 0.299% 0.389% 0.398% 0.574% 3.007%

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   January 14, 2004